                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                     INFORMATION STATEMENT PURSUANT TO RULE
                                      13d-1
                    Under the Securities Exchange Act of 1934

                                  AmSurg Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Class B Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   03232P 20 7
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                                 (CUSIP Number)





                        (Continued on following page(s))

                                Page 1 of 5 Pages


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CUSIP NO. 03232P 20 7                   13G                   Page 2 of 5 Pages

  (1)     NAMES OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Thomas G. Cigarran
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    363,554
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   363,554
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          363,554
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.6%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP No. 03232P 20 7                   13G                   Page 3 of 5 Pages



Item 1(a)   Name of Issuer:                           AmSurg Corp.

Item 1(b)   Address of Issuer's Principal Executive   One Burton Hills Blvd.
            Offices:                                  Suite 350
                                                      Nashville, TN 37215

Item 2(a)   Name of Person Filing:                    See page 2, Item 1

Item 2(b)   Address of Principal Business Office:     AmSurg Corp.
                                                      One Burton Hills Blvd.
                                                      Suite 350
                                                      Nashville, TN 37215

Item 2(c)   Citizenship:                              See page 2, Item 4.

Item 2(d)   Title of Class of Securities:             Class B Common Stock, no
                                                      par value.

Item 2(e)   CUSIP Number:                             03232P 20 7

Item 3      This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

Item 4      Ownership:

            (a)  Amount beneficially owned:

                     See page 2, Item 9.

            (b) Percent of class:

                     See page 2, Item 11.

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote:

                      See page 2, Item 5.


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CUSIP No. 03232P 20 7                   13G                   Page 4 of 5 Pages



            (ii)  Shared power to vote or to direct the vote:

                  See page 2, Item 6.

            (iii) Sole power to dispose or to direct the disposition of

                  See page 2, item 7.

            (iv) Shared power to dispose or to direct the disposition of

                  See page 2, Item 8.

Item 5      Ownership of Five Percent or Less of a Class.

            Inapplicable

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Inapplicable.

Item 8      Identification and Classification of Members of the Group.

            Inapplicable.

Item 9      Notice of Dissolution of Group.

            Inapplicable.

Item 10     Certification.

            Inapplicable.




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CUSIP No. 03232P 20 7                   13G                   Page 5 of 5 Pages




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      2/12/99
                                      ------------------------------------------
                                      (Date)


                                      /s/ Thomas G. Cigarran
                                      ------------------------------------------
                                      (Signature)


                                      Thomas G. Cigarran, Chairman of the Board,
                                      AmSurg Corp.
                                      ------------------------------------------
                                      (Name/Title)